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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following presentation was made by Chairman Brennan on October 5, 2000.

                                    REMARKS
                              LEADERSHIP ILLINOIS
                                OCTOBER 5, 2000
                           CHAIRMAN DAVID P. BRENNAN

- Good Morning. On behalf of the members of the Chicago Board of Trade, I welcome you to today's Leadership Illinois Breakfast. It is always pleasure to host this group of remarkable women.

- I would like to thank Nancy Binion of the CBOT and Joy Witt with Leadership Illinois for bringing you here today, to what many of us consider a bastion of free markets. For over 152 years, our trading pits have served as the premier place for price discovery. As the largest U.S. futures exchange, our members and member firms provide trading liquidity, and the CBOT provides the low-cost efficient markets, where institutional and individual investors come from around the world to manage price change risk.

- As Chairman of the Board of Trade, I would like to share briefly with you some of the current issues facing our exchange today, and how I am addressing these challenges.

- Heading this exchange at its historical juncture demands the courage to make difficult decisions. While change may not be easy, it is necessary for an ongoing business to survive.

- Technology is spurring exchanges and customers to change the way they do business, whether on the trading floor or on the screen. Just ten years ago, electronic trading accounted for 7% of global volume. Last year, almost 40% of all global futures trading was electronic.

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-  The net results are that exchanges must invest heavily in electronic trading and use e-commerce to extend it.

- One of the challenges I face, along with our Board of Directors, is convincing our fellow members to embrace the changes technology brings, not fear them. We see more and more businesses not only in our industry, but across the board, finding success through electronic enhancements. That is why as Chairman I have worked diligently over the last two years to prepare the CBOT for this electronic transformation.

- On August 27th, the Chicago Board of Trade took a major step in that transformation by launching with Eurex, the world's largest electronic futures exchange, a new electronic trading platform called a/c/e.

- a/c/e is the first electronic trading network of its scale in the world. The Eurex technology and its existing global distribution network now provide the gateway for expanded access to CBOT and Eurex products for market users by broadening the distribution of these financial instruments and by bringing significant benefits to each exchanges members and customers through exposure to increased global trading opportunities.

- As a leader of the CBOT, I felt I had to initiate change in the very foundation of this organization if we were going to continue to grow as a business in the face of increasing competition spurred by technological enhancements. For over 152 years the CBOT has been a member-run organization, with various committees and programs and as I like to say, 1,402 points of member views. That system of governance and management served us well during that time.

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-  However, because of the rapid change that is occuring in our business and in the global marketplace, I made it my mission to change the way we ran our business through adoption of a for-profit structure; that is, moving the exchange from a membership association to a business-like structure so we can deal with competitive threats quickly and maintain our global leadership position. The key for me and our Board of Directors was to position the exchange to actively address and beat the competition before they could target us.

- At my urging, the Board of Directors unanimously adopted a restructuring strategy under which our electronic CBOT, called eCBOT, will remain a wholly owned subsidiary of the for-profit company. This would allow us to continue to implement our business plan of providing the best electronic and open outcry markets for our customers, and allowing them to decide where to put their business, while also providing a more streamlined, effective decision-making structure.

- We are committed to devoting the time, energy, and resources to make sure the CBOT and its members are positioned to compete here or throughout the world. Our restructuring strategy will allow us to continue to make deliberate business decisions, decisions that will maximize member- shareholder value and allow the Exchange to prosper financially.

- As leaders in your respectively industries, you may be, or already have had to make difficult decisions, decisions that may change the course of your enterprise. You know and appreciate that, after weighing all options, ultimate responsibly falls on you, the leaders, to make decisions that may not be popular, but which truly advance the best interest of your organization.

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-  On behalf of the Chicago Board of Trade and its members I thank you for visiting the exchange, and would be happy to answer any questions you may have.

The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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